CONSENT OF DOUGLAS L. BEAHM

The undersigned hereby consents to:

(i)

the filing of the written disclosure (the “Energy Fuels Technical Disclosure”) regarding (a) the technical report entitled “Sheep Mountain Uranium Project, Fremont County, Wyoming, USA, Updated Preliminary Feasibility Study, National Instrument 43-101 Technical Report” dated April 13, 2012, and (b) the technical report entitled “Juniper Ridge Uranium Project, Carbon County, Wyoming, USA” dated January 27, 2014, contained in the Annual Information Form for the period ended December 31, 2014 (the “AIF”) of Energy Fuels Inc. (the “Company”) being incorporated by reference into the Company’s Management Information Circular (the “MIC”) which is being included as an exhibit to the Company’s Form 6-K (the “6-K”);

(ii)

the filing of the written disclosure (the “Uranerz Technical Disclosure”) regarding (a) the technical report entitled “Nichols Ranch Uranium Project, 43-101 Technical Report, Preliminary Economic Assessment” dated February 28, 2015, and (b) “Arkose Uranium Project, Mineral Resource and Exploration Target, 43-101 Technical Report” dated February 28, 2015, in the MIC which is being included as an exhibit to the 6-K;

(iii)

the incorporation by reference of the Energy Fuels Technical Disclosure and the Uranerz Technical Disclosure from the MIC and the 6-K into the Company’s Registration Statement on Form F-10, as amended (File No. 333-194916)(the “F-10”) filed with the United States Securities and Exchange Commission (the “SEC”);

(iv)

the filing of the Uranerz Technical Disclosure in the Form 8-K of Uranerz Energy Corporation filed with the SEC on March 19, 2015 (the “8-K”) and the incorporation by reference of such technical disclosure into the MIC, the 6-K and the F-10; and

(v)	the use of my name in the AIF, the MIC, the 8-K, the F-10 and the 6-K.

/s/ Douglas L. Beahm
Douglas L. Beahm, P.E., P.G.

Date: May 26, 2015